

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 6, 2016

Mr. Mark Garrett
Chief Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110

> **Re:** **Adobe Systems Incorporated**
> **Form 10-K for the Fiscal Year Ended November 27, 2015**
> **Filed January 19, 2016**
> **File No. 000-15175**

Dear Mr. Garrett:

We have reviewed your March 22, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2016 letter.

Notes to Consolidated Financial Statements

Note 4. Fair Value Measurements, page 75

1. We note from your response to comment 1 that you rely on independent pricing services to value the majority of your fixed income securities and that these valuations are sometimes based on market transactions involving identical assets. We also note in your proposed disclosure that you routinely perform independent price tests of a sample of securities to ensure proper valuation. Please address the following:

- Tell us whether you receive a value for each individual security and if so, is the valuation ever based on quoted prices in active markets for identical assets or Level 1 inputs?
- If the answer is yes to the above bullet point, explain how you determined it was appropriate under ASC 820 to classify all of your fixed income securities as Level 2 instead of Level 1, when applicable.
- Tell us what information the independent pricing service provides in order for you to determine the fair value of your investment securities portfolio and the related disclosures.
- Describe your internal controls over the valuation of your investment securities and the related fair value disclosures. Discuss the controls in place to ensure that models and assumptions used by your pricing services reflect those used by market participants and the controls over the level determination for a fair value measurement. In addition, describe your process for performing independent price tests along with the frequency and how the sample of securities is determined.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding the comment. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services